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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

May 25, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dominic Minore, Senior Counsel

Re:	AIP Alternative Lending Fund A

(File Nos. 333-218889 and 811-23265)

Dear Mr. Minore:

We are writing in response to comments provided telephonically on May 16, 2018 with respect to (1) an amended registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”) on April 27, 2018, and (2) a letter responding to comments from the Securities and Exchange Commission (“SEC”) staff’s (“Staff”), dated April 27, 2018 on behalf of AIP Alternative Lending Fund A (the “Fund”), a newly-formed closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Response Letter Comments

Comment 1.	With respect to Comment 1, please add disclosure to the Registration Statement regarding VantageScore. Specifically, disclose that the Fund may use FICO, or, as an alternative, VantageScore to evaluate the credit quality of consumer borrowers and loans and determine whether a borrower is sub-prime. Please also disclose what score is used by VantageScore to denote sub-prime. Supplementally, please expand upon VantageScore, its differences from FICO, why it was created, and what purpose it serves that FICO does not or cannot serve.

Response 1.	The disclosure has been revised accordingly. We note that VantageScore was created by the three main credit bureaus, Equifax, Experian and TransUnion, to provide an alternative to the FICO score at a lower cost. The VantageScore may vary slightly from the FICO score but uses all of the same information from a borrower’s credit report. The purpose of the VantageScore is that it allows companies and consumers to measure perceived credit risk at a lower cost.

Prospectus Comments

Comment 2.	On the first paragraph of the cover page following the offering price table, please add the above requested disclosure regarding VantageScore.

Response 2.	The disclosure has been revised accordingly.

Comment 3.	Please present the below bullets from the “Risk Factors and Restrictions on Transfer” section on the cover page before the offering price table in bold type in bullet form:

•	The Shares are not listed on an exchange, and it is not anticipated that a secondary market for the Shares will develop.
•	Thus, an investment in the Fund may not be suitable for investors who may need access to the money they invest in the foreseeable future or within a specified timeframe.
•	There is no assurance that the Fund will be able to maintain a certain level of distributions.
•	Distributions may be funded from offering proceeds, which may constitute a return of capital and reduce the amount of capital available for investment. See “Tax Aspects” for a discussion of the federal income tax treatment of a return of capital.

Response 3.	The disclosure has been revised accordingly.

Comment 4.	Please present the following sentence from the “Repurchases of Shares by the Fund” section as a separate paragraph under a heading called “Involuntary Repurchases”: “In addition, the Fund has the right at any time to repurchase at NAV the Shares of a Shareholder, or any person acquiring Shares through a Shareholder, in accordance with the Agreement and Declaration of Trust and Section 23 of the 1940 Act and any applicable rules thereunder, including Rule 23c-2.”

Response 4.	Consistent with prior discussions with the Staff, the disclosure has been revised to present this section under a heading called "Involuntary Repurchases and Mandatory Redemptions."

Comment 5.	The “Summary of Fees and Expenses” section notes that the expenses shown are based on estimated amounts for the Fund’s first full year of operations and assume that the Fund issues 500,000 shares. In your response letter, please explain the reasonableness of the assumption that the Fund will be able to sell $500,000,000 of shares in its first year of operations. Assuming that this number is correct, undertake in your response letter to update the fee table and the expense example during the continuous offering period whenever it becomes reasonably clear that the Fund will fall short of this first year sales projection and will likely materially impact any of the fees and expenses projections currently presented in the fee table and expense example.

Response 5.	The disclosure has been revised to state that the expenses shown assume that the Fund issues 300,000 shares in its first year of operations. We believe the assumption that the Fund will be able to sell $300,000,000 of shares in its first year of operations is reasonable based on the rapid growth of, and increased investor interest in, the alternative lending industry. As such, we expect strong demand for the Fund, especially from U.S. high net worth investors who are not eligible to invest through a private fund for an alternative lending vehicle. The Fund will offer prospective investors much greater Platform and loan segment diversification than directly purchasing a specific segment of loans from a single Platform. We believe that the market opportunity has been validated by competitive products, and that the registered fund format provides ideal distribution means. Notwithstanding the foregoing, the Fund undertakes to update the fee table and expense example during the continuous offering period should it become reasonably clear that the Fund will fall short of this first year sales projection in a manner that will materially impact any of the fees and expenses projections currently presented in the Prospectus.

Comment 6.	Please expand the disclosure in the “Key Personnel” section to explain why the occurrence of a “Key Person Event” could result in changes to the Fund, and specify what exactly is contemplated by the phrase “changes to the Fund.”

Response 6.	We respectfully acknowledge your comment. The disclosure has been revised to include additional detail about what would occur following a Key Person Event. However, we believe the current disclosure is otherwise appropriate. There are no changes to the Fund currently contemplated nor are there any expected changes to the key personnel in the near future. This disclosure simply points out to an investor that as a result of a change in key personnel, the Investment Adviser and the Board of the Fund will consider what actions, if any, to take in that current market environment.

SAI Comment

Comment 7.	Please disclose that any mandatory redemptions or involuntary repurchase by the Fund must be in accordance with the Agreement and Declaration of Trust and Section 23 of the 1940 Act and any applicable rules thereunder, including Rule 23c-2.

Response 7.	The disclosure has been revised accordingly.

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If you have any questions, please feel free to contact Allison Fumai at (212) 698-3526 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss